May 28, 2021
Robinhood Markets, Inc.
Confidential Submission of Amendment No. 2 to Draft Registration Statement on
Form S-1 CIK No. 0001783879
Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:
Robinhood Markets, Inc. (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, this letter and Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement. This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated May 21, 2021 (the “Comment Letter”), relating to the Company’s Amendment No 1. to the draft Registration Statement submitted to the SEC on May 7, 2021 (the “Amendment No. 1”).
Amended Draft Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.
General
1.    Refer to your response to comment 1. Please confirm whether fractional share investors have the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders. In addition, please clarify your statements that the rights of fractional share investors with respect to voting and stock splits are “substantially similar” to whole-share investors by explaining the ways in which such rights may differ.
Response: The Company confirms that fractional share investors have the right to receive trade confirmations, proxy statements and other documents required by law to be provided to security holders (the “Account Documents”). Fractional share investors receive the Account Documents through electronic delivery (unless any such investor requests for any Account Document to be delivered in paper form) and can access, view, download, save and print any Account Documents received for their records. These policies and procedures are memorialized in the Robinhood Financial LLC (“RHF”) and Robinhood Securities, LLC (“RHS”) customer agreement, which each customer of the Company must enter into in order to trade fractional shares on the Company’s platform.
The Company further advises the Staff that the voting rights of holders of fractional shares are not meaningfully different from the voting rights of holders of whole shares because RHS, through Mediant, a third-party proxy service provider, tabulates proxy votes on a pro rata basis for all shareholders, including holders of fractional shares and holders of whole shares, and submits them to issuers on an aggregate basis. The Company believes that the one potential difference in the voting rights of holders of fractional shares as compared to the holders of whole shares, which relates to the potential rounding down of the relevant votes placed by holders of fractional shares to the nearest whole share, is insignificant. Specifically, if the total amount of positions voted in connection with fractional shares positions is a non-integer amount when reported to Mediant, then the number of votes related to such shares to the relevant issuer is rounded down to the nearest whole number. For example, if there are 1,000.75 total aggregate positions for all RHS customers that vote for a matter for a particular stock, then Mediant would report the vote total to the issuer as the integer 1,000, meaning that the residual .75 share voted would not be reported to the issuer. This rounding down effect is limited to less than one share of a particular stock across all shareholders of that stock on the Company’s platform. By contrast, holders of whole shares are able to vote their entire share for or against a matter and all such votes are reported to the issuer. Nevertheless, given the low likelihood and nominal impact of the vote of one share, as well as the fact that the rounding could never occur for more than one share of any given stock of an issuer, the Company does not believe there is a significant, practical difference between the voting rights of holders of fractional shares as compared to holders of whole shares.
Furthermore, the Company respectfully advises the Staff that the impact of stock splits on holders of fractional shares as compared to the holders of whole shares is also not meaningfully different. Specifically, in a forward stock split, holders of fractional shares receive the relevant proportionate amount of the underlying whole share whereas holders of whole shares receive the entire amount to which the underlying whole share is entitled, which does not involve any practical difference. In addition, in a reverse stock split, holders of fractional shares will receive the cash equivalent of any fractional share amounts resulting from the split in lieu of shares whereas holders of whole shares would receive new shares proportionate to the reverse stock split ratio. Because holders of fractional shares are receiving the proportionate value, in the form of shares or cash, of the value received by holders of whole shares in the event of any form of stock split, the Company believes that the impact of stock splits on holders of fractional shares and holders of whole shares is not meaningfully different.
2.    Refer to your response to comment 3. The securities awarded through the referral program appear to constitute the disposition of securities for value within the meaning of Section 2(a)(3), and therefore “sales” for purposes of the federal securities laws. Regarding your analysis as to the availability of the Securities Act Section 4(a)(3) exemption, please provide us with any legal support for your conclusion that the exemption is available with respect to your referral program.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as set forth in the Company’s response to the Staff’s comment letter dated April 21, 2021, the offer and sale of stock rewards under the referral program is not subject to the registration requirements of Section 5 of the Securities Act because it is exempt under Sections 4(a)(1) or, alternatively, 4(a)(3) of the Securities Act. Section 4 of the Securities Act expressly sets forth certain statutory exemptions from the requirements of Section 5 of the Securities Act and the related parameters of each such exemption. The Company respectfully advises the Staff that Section 4 of the Securities Act includes the Section 4(a)(3) exemption applicable to dealers and that its legal support for its conclusion that the Section 4(a)(3) exemption is available with respect to the referral program is its reliance upon the plain English reading of such Section and the related rules of the SEC, including Rule 174.
Specifically, Section 4(a)(3) of the Securities Act exempts “transactions by a dealer (including an underwriter no longer acting as an underwriter in respect of the security involved in such transaction), except—(A) transactions taking place prior to the expiration of 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter, (B) transactions in a security as to which a registration statement has been filed taking place prior to the expiration of 40 days after the effective date of such registration statement or prior to the expiration of 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter after such effective date, whichever is later [...] or such shorter period as the Commission may specify by rules and regulations or order, and (C) transactions as to securities constituting the whole or a part of an unsold allotment to or subscription by such dealer as a participant in the distribution of such securities by the issuer or by or through an underwriter.” In addition, Rule 174 of the Securities Act modifies and, in some cases, reduces or eliminates the prospectus delivery requirements set forth in Section 4(a)(3) (e.g., pursuant to Rule 174(b), a dealer need not deliver a prospectus if the issuer is subject to the reporting requirements of the Exchange Act immediately prior to the time of filing of the registration statement). Under Section 2(a)(12) of the Securities Act, a “dealer” is means any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person.
RHF, which is the entity that acquires the stock to be granted as stock rewards to customers, is a “dealer” under the explicit definition set forth under Section 2(a)(12) of the Securities Act. While the Company believes that the grant of stock rewards in the referral program is not done as a part of RHF’s broker-dealer activities, even if the stock rewards were to be deemed to be granted by RHF as part of its broker-dealer activities—thereby precluding the Company from relying on the Sections Act Section 4(a)(1) exemption (which exempts transactions by any person other than an issuer, underwriter or dealer as defined under the Securities Act)—the referral program involves transactions by a “dealer”, thus exempting the grant of stock rewards to customers from the requirements of Section 5 of the Securities Act pursuant to Section 4(a)(3). Furthermore, RHF currently has procedures in place to ensure each grant of stock rewards under the referral program does not constitute any of the transactions ineligible for the Section 4(a)(3) exemption as set forth under Sections 4(a)(3)(A)-(C) and as modified by Rule 174. Therefore, the Company believes that such grants are exempt from the registration requirements of Section 5 of the Securities Act pursuant to either Section 4(a)(1) or Section 4(a)(3) of the Securities Act.
3.    Additionally, regarding the related accounting for the Robinhood Referral Program, please revise to address the following:
•Please revise your disclosure to clarify when you derecognize earned stock awards from other current assets and provide us with citation to and analysis of authoritative accounting literature that supports the timing of derecognition;
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Revised Registration Statement.
In considering when earned stock rewards should be derecognized, we considered the essential characteristics of an asset as defined by the Financial Accounting Standards Board (“FASB”) Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”):

“An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’access to it, and (c) the transaction or other event giving rise to the entity’ right to or control of the benefit has already occurred.”

The Company derecognizes the asset associated with the share of stock when the ownership rights of such share transfer to the user (i.e., when the user claims the share and the company transfers such share into the user’s account). At this point the share no longer meets the definition of an asset as there is no probable future benefit to the Company and the Company has no control over the users’ access to the share.

•Please also clarify for us the authoritative literature you rely upon to mark to fair market value the related liability;
Response: The liability recorded is equal to the fair value of the share of stock assigned to a user and represents the Company’s obligation to transfer assets (the stock) to the user once earned. The liability to the user falls under the scope of ASC 405, Liabilities and the Company has elected the fair value option as prescribed in ASC 825, Financial Instruments, and thus marks the liability to fair value until claimed.
•Explain how the individual value of each individual stock reward granted is determined;
Response: The Company randomly assigns shares from the Company’s existing share inventory. The value of each share is based on unadjusted quoted prices in active markets obtained from third-party pricing sources are used to determine the value of each share granted.
•Clarify if customers are granted whole shares or fractional shares when the individual stock rewards are issued;
Response: The Company only grants whole shares as part of the Robinhood Referral Program.
•Tell us the accounting guidance you used to support the classification of the changes in the fair market value of the stock inventory used for the referral program as well as the subsequent claiming of the reward by both new customers and referring customers as marketing expense. We reference ASC 606-10-32-25; and
Response: Robinhood records expenses related to the Robinhood Referral Program in marketing expenses, similar to all other expenses incurred related to brand awareness and user acquisition, including banner advertisements, social media campaigns and television commercials.
Users of Robinhood do not meet the definition of a Customer as defined in ASC 606, Revenue from Contracts with Customers (“ASC 606”) as such users have not contracted with Robinhood to provide them a service in exchange for consideration. Additionally, an arrangement with such users is not a contract because neither the user or Robinhood, respectively, have approved or committed to perform against any specified obligation that meets the definition of a contract under ASC 606. Instead, the user may simply store cash long-term in their Robinhood account in order to generate interest, which is scoped out of ASC 606 and falls under the scope of ASC 835, Interest.

The Company considered the FASB Revenue Recognition Transition Resource Group Memo 59, Payments to Customers (“Memo 59”), which details the accounting treatment for payments to customers, prospective customers, and customers of customers. Memo 59 also discusses when payments are not in scope of ASC 606. In Memo 59, the FASB staff discuss that a payment should be economically linked to a contract with a customer in order to fall into the scope of ASC 606, and that there is diversity in practice with regards to payments of this nature. Stock issued to users under the Robinhood Referral Program is not economically linked to a contract with a customer.

The stock held for the Robinhood Referral Program by the Company are all equity securities and accounted for under the scope of ASC 321, Investments - Equity Securities. The Company carries its inventory of stock at fair value derived from unadjusted quoted prices in active markets obtained from third-party pricing sources. Regarding adjustments of the carrying value of the equity securities to fair value, ASC 321-10-35-1 states that, “Unrealized holding gains and losses for equity securities shall be included in earnings.” Considering the limited guidance on where in earnings such adjustments should be reflected, and that the stock is held specifically for the purpose of the Robinhood Referral Program, which is considered a marketing activity, the Company established a policy to record the fair value adjustments to its equity securities in marketing expense. Similarly, guidance is limited for the classification of liability fair value adjustments in the statement of operations, and as a policy, the Company records this activity as an adjustment to marketing expense. In practice, the adjustments are equal and offsetting for earned but not yet claimed shares of stock.

•In order to help illustrate the material effects of the Robinhood Referral Program on marketing expense, please include in MD&A a rollforward of the referral program liability for each statement of comprehensive income presented. Please quantify separately current period rewards, changes in estimates of unclaimed awards for prior periods, and reversals related to expired awards as well as indicate the amounts reflected as marketing expense in each period presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 140 of the Revised Registration Statement.
4.    Please expand your discussion of the relationship and functions of RHS and RHC to the cryptocurrency trading platform. Your revised disclosure should address:
•Whether customer cryptocurrencies are held in custody by RHC or held by another entity on behalf of RHC and its customers;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 175-176 of the Revised Registration Statement.

•To the extent RHS and RHC hold customer cash in connection with a cryptocurrency transaction, describe in further detail the transmission of cash from RHS to RHC;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 175-176 of the Revised Registration Statement.
•To the extent material, describe the risks that cryptocurrency trading may pose for the retail brokerage given that it appears that the retail brokerage and RHC share a common clearing broker; and
Response: RHF acts as an introducing broker and uses RHS as its clearing broker to custody and provide clearance and settlement services to RHF customers. While RHC holds an account at RHS, RHS does not act as RHC’s clearing broker. Rather, when a RHC customer submits a buy order for cryptocurrencies, the customer’ RHF-held funds are transferred to the RHC account at RHS to settle the order. RHC separately transfers those funds to bank accounts held by RHC to settle with its market makers. Given that RHS is holding RHF customer cash or cash available to borrow either on a fully-disclosed basis or in RHC’s account at RHS, we do not believe there are material risks to the broker-dealers posed by customers trading cryptocurrencies at RHC.

•Why, as you state in the last full paragraph on page 164, customers who only trade cryptocurrency must maintain a brokerage account with RHF. Additionally, please clarify whether RHF holds customer funds in connection with cryptocurrency transactions and, if so, reconcile this with your disclosure that RHF is only an introducing broker;
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 175-176 of the Revised Registration Statement, including to clarify that RHF does not hold customer funds in connection with crypto transactions.
5.    We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.
Response: The Company advises the Staff that it will provide the Staff under separate cover with the requested analysis for how it determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price once the Company has an estimated offering price or range.

Key Performance Metrics, page 24
6.    Refer to your response to comment 12; we are reissuing our comment in part. Please revise note (3) to your table to quantify each asset class within your assets under custody, similar to what was provided within note (3) on page 118.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Registration Statement.
7.    Please revise your tabular presentation to include annual average revenues per user for the periods presented and provide a footnote explaining how the amounts are computed.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 124 of the Revised Registration Statement.
Risk Factors
Because a majority of our revenue is transaction-based, page 32
8.    Given the length of this revised risk factor, please revise into separate risk factors or, alternatively, consider sub-captions to more clearly convey the discrete risks related to your dependence on transaction-based revenue.
Response: In response to the Staff’s comment, the Company has added sub-captions to the disclosure on pages 34-36 of the Revised Registration Statement.
Risks Related to Our Industry, Customers, Products and Services
If we fail to retain existing customers or attract new customers, page 50
9.    Please place the last full paragraph of this risk factor in context by quantifying the increase in ACATS customer transfers in the first quarter 2021 compared to historical periods.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Revised Registration Statement.
Risks Related to Our Cryptocurrency Products and Services
The loss, destruction or unauthorized use or access of a private key, page 67
10.    We note your disclosure on page 118 regarding the growth in cryptocurrency assets under custody. Please expand your risk factor disclosure under this heading to disclose the amount or percentage of cryptocurrency held in hot wallets. Please also expand your risk factor disclosure to discuss additional risks associated with the growth in cryptocurrency assets under custody.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Revised Registration Statement. However, the Company respectfully advises the Staff that it has not disclosed the exact amount or percentage of cryptocurrency held in hot wallets. Such information is sensitive and could potentially make RHC more susceptible to security breaches, hacking or other malicious activities. Further, the Company does not view disclosure of such information in the Revised Registration Statement to be material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock.
Regulation of the cryptocurrency industry, page 69
11.    Refer to the third sentence of the caption. The statement “were frequently not designed or crafted with cryptocurrency technology in mind or with a sufficient understanding of cryptocurrency use cases” does not appear objectively accurate or relevant to the risks described. Please revise accordingly.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72-73 of the Revised Registration Statement.
12.    Refer to your response to comment 2, in particular your statement that your legal analysis is reasonably designed to “facilitate consistent application of available legal guidance to cryptocurrency to facilitate informed risk-based business judgment.” Please revise this risk factor to clarify, if true, that your policies and procedures, which you state do not constitute a legal standard, are intended to enable you to make risk-based assessments regarding the likelihood that a particular digital asset could be deemed a security under applicable laws, and are not legal determinations as to whether a particular digital asset is a security under the federal securities laws.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised Registration Statement.
Risks Related to Our Class A Common Stock and this Offering
We will be required to issue additional shares of Class A, page 84
13.    Please disclose that future issuances of Class B and Class C common stock may be dilutive to Class A stockholders.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 88-89 of the Revised Registration Statement.
The multi-class structure of our common stock will have the effect, page 88
14.    Please disclose the percentage of outstanding shares that Class B holders must keep to continue to effectively control the outcome of matters submitted to stockholders.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94-94 of the Revised Registration Statement.

Management'’ Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 114
15.    We note your revised disclosure in response to comment 18. Please address the following:
•Revise to disclose the average customer acquisition costs incurred during each of the periods presented in light of the disclosure that the costs decreased 60% in 2020 compared to 2019;
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Registration Statement.
•Provide an enhanced discussion of the correlation with these costs and the decrease in the average revenue payback period recognized in fiscal 2020 as compared to fiscal 2019;
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Registration Statement.
•Discuss in detail the improved efficiencies in the marketing spend which contributed to a decrease in the expenses, which resulted in an improvement to the average revenue payback period in 2020; and
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Registration Statement.
•Address how the awarding of shares under the Robinhood Referral Program and bank linking rather than account approval decreased marketing spend and improved the revenue payback period.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Registration Statement.
Key Factors Driving Our Performance
Growing our Customer Base, page 119
16.    We note your discussion of net cumulative funded accounts and the significance of this key performance metric to your business, as discussed throughout your registration statement. Please revise your disclosure to include a rollforward for each period provided of your net cumulative funded accounts, which should include but not be limited to, a beginning balance of net cumulative funded accounts, newly funded accounts during the period, churned accounts, resurrected accounts, and ending net cumulative funded accounts.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Registration Statement.

Key Components of our Results of Operations
Revenues
Transaction-based revenues, page 121
17.    We note your concentration of credit risk tables on pages F-14 and F-49, and your revisions in response to comment 25. Please tell us your basis for redacting the identity of an executing broker, on page F-49, from which you received transaction-based revenues in excess of 10% of total revenues during the period ended March 31, 2021.
Response: The Company respectfully advises the Staff that the Company has redacted the name of such executing broker in accordance with the terms of a confidentiality agreement with such executing broker, pursuant to which the Company has agreed not to disclose certain confidential information, which includes the existence of an agreement with such executing broker.

Operating Expenses, page 122
18.    We note your response to comment 31; however, we continue to believe each component (i.e., Brokerage and Transaction, Technology and Development, Operations, Marketing, and General and Administrative) should be expanded to provide a more granular discussion that would provide greater transparency into the material components and potential variability of such expenses. Where you have multiple expenses within each operating expense component, consider adding supplemental tabular information as this may facilitate a clear and comprehensive understanding. In this regard, your disclosures should:
•Identify and quantify the individually significant expenses recognized within each of your operating expense components;
•Quantify the change in each respective item during each period; and
•Discuss the reasons for the increases or decreases in the specific dollar amounts for each expense identified.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 134-136 and 139-141 of the Revised Registration Statement.
Operations, page 126
19.    We note your revised disclosures and response to the first bullet point in our prior comment 12. We understand, based on your response, the number of funded accounts with balances below zero appears to be insignificant to the aggregate net cumulative funded accounts and total receivables from users; however, the provision (and charge-off activity), as presented on page F-21 (Note 4 - Allowance for Credit Losses) appears to be quantitatively and qualitatively significant to your net income and adjusted EBITDA. Consistent with our comment above, expand your disclosure (here and on page 130) to provide a more granular discussion which will enable an investor to understand the trends relating to your provision and charge-off activity.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 130, 135 and 140 of the Revised Registration Statement.
Quarterly Consolidated Statements of Operations, page 132
20.    We note your response to our prior comment 11 and your revised disclosures on page 22. We understand the guidance under Item 302(a) of Regulation S-K; however, if the information is voluntarily provided we would expect such information is material to an investor and accordingly, it should be complete. Therefore, we are reissuing our comment in part. Please revise to present net income (loss) per share information for all periods provided.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Registration Statement.
Business
Our Products
Robinhood Crypto, page 164
21.    We note your revised disclosure in response to comment 39 regarding the investments that you are making in an effort to provide your customers with the ability to deposit or withdraw the seven traded cryptocurrencies into or from your platform in the future. Please revise to discuss in greater detail the key personnel, partnerships and regulatory approvals that you are investing in.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 176 of the Revised Registration Statement.
Robinhood Gold, page 165
22.    Please revise to address the following as it relates to the Robinhood Gold Subscription activities:
•Provide further details of the margin program for the Gold subscribers, including whether any collateral is required on the initial $1000 borrowed and whether interest is charged on this initial amount;
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Registration Statement.
•Address whether you assess Gold subscribers for credit worthiness ahead of granting the $1000;

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Registration Statement.
•Address your accounting for the first $1000 in margin borrowed by each user; and
Response: There is no distinct treatment for accounting for the first $1,000 in margin borrowed by each user except that, as described, no interest is charged or earned by the Company.
•Disclose the number and amount of margin loans outstanding associated with these users for each of the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 138 of the Revised Registration Statement.
Management
Committees of the Board of Directors, page 190
23.    Please discuss the extent of the Board’s (or Audit Committee’s) role with respect to risk oversight and cybersecurity. For guidance, refer to Item 407(h) of Regulation S-K and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures (Feb. 26, 2018).
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 204 and 207 of the Revised Registration Statement.
Description of Capital Stock
Voting Rights, page 213
24.    Please briefly describe the matters on which Class C stockholders are entitled to vote upon as required by applicable law.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 231-232of the Revised Registration Statement.
Underwriting (Conflicts of Interest), page 233
25.    You state in the carryover risk factor on pages 87-88 that individual investors may constitute a larger proportion of the investors participating in this offering than is typical for an IPO. Please quantify the percentage of the offering which you expect to be allocated for Robinhood customer participation.
Response: In response to the Staff’s comment, the Company has revised the disclosure on, among others, pages 18, 93 and 257 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-9
26.    We note you have approximately $3.5 billion and $11.6 billion in cryptocurrency assets under custody as of December 31, 2020 and March 31, 2021, respectively, and those cryptocurrency assets are not recorded in your financial statements. Please provide us with your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your response should include, but not be limited to, discussions of the following:
•Identification of who has legal ownership of the cryptocurrency;
Response: The Company provides users the ability to place spot purchase and sale orders for cryptocurrencies under the terms and conditions of the RHC User Agreement (“User Agreement”). Under such terms, a user establishes an RHC account where the Company acts as an agent for its users and custodian for the cryptocurrencies that users purchase and sell on the Robinhood platform.

The Company considered a contracts law ownership framework to determine the legal owner of cryptocurrency held under custody at RHC and then evaluated the criteria of an asset based on guidance in CON 6 to determine whether the Company should recognize an asset on its balance sheet. The Company concluded that the cryptocurrency held in custody at the Company on behalf of its users is legally owned by the user and the cryptocurrency under custody is not an asset of the Company.

Legal Ownership Framework

The Company sought guidance from internal and external counsel on the topic of cryptocurrency ownership and custody, and interpretations and analysis of industry whitepapers.

Based on internal and external counsel interpretation of contract law, and given (i) the characteristics of cryptocurrency and the definitions of property under the Uniform Commercial Code, (ii) the terms of the User Agreement and (iii) the customary practices between RHC and its users, under contract law it is our understanding that a court would conclude that a custodial relationship is established between the Company and its users. Specifically, the user cryptocurrency is not considered property of the Company’s bankruptcy estate.

The Company further considered an industry whitepaper issued by Perkins Coie, titled “Treatment of Bitcoin Under U.S. Property Law.” Part 5 of the whitepaper, titled “Property Interest in Bitcoins Held in Custody” outlines factors to consider in determination of whether a depositor retains title or transfers title of deposited bitcoin in a custodial arrangement. A key consideration when determining cryptocurrency legal ownership when held by a custodian is whether the cryptocurrency in custody would be considered a ‘specific’ or ‘general’ deposit.

As stated within the white paper:

“Broadly speaking, a specific deposit arises when a custodian “accepts cash or other valuables for ‘safekeeping’,” creating a bailor/bailee relationship with the depositor that is not based on contract “but is instead based on property.” Ownership remains with the depositor, and the custodian undertakes a fiduciary duty to care for the property of the depositor and return it upon demand.”

Specific deposits would indicate that the assets are owned by the user, while general deposits would indicate that the assets are owned by the Company. While there is no one indicator that individually would result in a specific or general deposit conclusion, the company determined that the cryptocurrency met the definition of a specific deposit based on the following indicators:

I.The User Agreement explicitly or implicitly states that legal title will remain with the customer.
II.Upon insolvency or bankruptcy of the Company, the cryptocurrency in custody would not be considered part of the Company’s estate.
III.The agreement identifies that the transfer of the cryptocurrency is specifically for safekeeping and to be used only as instructed by the customer.
IV.The Company is not responsible for taxes of any kind associated with the customer’s cryptocurrency.

The Company concluded based on these factors that cryptocurrency held in custody are specific deposits, and not legally owned by the Company.

Having concluded the Company does not legally own the cryptocurrency, the Company considered whether or not it meets the definition of a Company asset.

Characteristics of an asset guidance

Per CON 6:

“An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others'’access to it, and (c) the transaction or other event giving rise to the entity'’ right to or control of the benefit has already occurred.”

The Company analyzed each of these three criteria in the context of cryptocurrency held in custody, all of which must be met to meet the definition of an asset.

Criterion (a) – Probable Future benefit

It is not probable that user cryptocurrency held in custody will contribute to future net cash inflows related to holding cryptocurrency on behalf of its users. The user has rights to all appreciation or depreciation in the value of the cryptocurrency. The cryptocurrency are not economic resources available to the Company to be used in its operations or for any other purposes.

Criterion (b) – Obtain the benefit and control others’ access to it

The Company evaluated the terms and conditions of the User Agreement as well as the legal assessment above to determine if the Company obtains benefit and controls other’s access to the cryptocurrency. The Company considered the following indicators:

I.The Company receives the cryptocurrency on the related blockchain and maintains books and records regarding the beneficial owner of the cryptocurrency.
II.The assets in custody are held in omnibus wallets where the Company maintains control of the private keys and thus the Company can technically control the users’ access to the cryptocurrency. However, the Company is not able to benefit from holding these assets (i.e., the Company cannot sell, transfer, use or pledge the cryptocurrency under custody for any purposes) and the trade activity involving these cryptocurrencies is controlled and directed by the users who place orders on the platform.
III.The Company does not obtain any benefit from holding the cryptocurrency because the Company cannot transfer or use the cryptocurrency under custody for any purposes.

The Company further considered how the definition of an asset in CON 6 is applied at standard-level guidance. The Company noted that in the Basis for Conclusions of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), FASB explained how it developed the notion of control for purposes of that guidance based on the definition of an asset in the conceptual frameworks. Specifically, paragraph BC 120 states:

The Boards’ description of control is based on the meaning of control in the definitions of an asset in the Boards’ respective conceptual frameworks. Thus, the Boards determined that control of a promised good or service (that is, an asset) is the customer’s ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. The components that make up the description of control are explained as follows:

a.Ability—A customer must have the present right to direct the use of, and obtain substantially all of the remaining benefits from, an asset for an entity to recognize revenue. For example, in a contract that requires a manufacturer to produce an asset for a particular customer, it might be clear that the customer will ultimately have the right to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, the entity should not recognize revenue until the customer has actually obtained that right (which, depending on the contract, might occur during production or afterwards).

b.Direct the use of—A customer’s ability to direct the use of an asset refers to the customer’s right to deploy that asset in its activities, to allow another entity to deploy that asset in its activities, or to restrict another entity from deploying that asset.

c.Obtain the benefits from—The customer must have the ability to obtain substantially all of the remaining benefits from an asset for the customer to obtain control of it. Conceptually, the benefits from a good or service are potential cash flows (either an increase in cash inflows or a decrease in cash outflows). A customer can obtain the benefits directly or indirectly in many ways, such as by using, consuming, disposing of, selling, exchanging, pledging, or holding an asset.

Based on this definition of control as applied by ASC 606 using the CON 6 definition of an asset, cryptocurrency under custody would be considered under the control of the users and thus the assets of the users, not the Company’s, based on the following considerations:

•As disclosed in the User Agreement the user can obtain the benefit of the assets by selling cryptocurrencies under custody in exchange for cash at any time. As users can sell cryptocurrency at any point in time, the right to direct the asset is not substantially limited. The user directs the use of the cryptocurrency by choosing to buy, sell, or when to hold.

•The User Agreement contemplates that users will be able to withdraw the cryptocurrencies that they purchased on the Robinhood platform; however, the Company has not yet enabled this functionality. While users cannot withdraw or pledge their cryptocurrency holdings directly (due to technology limitations), they can obtain the benefit of the assets by selling cryptocurrencies under custody in exchange for cash. Because such limitation does not prevent the user from receiving the benefit of owning the assets in other ways, it does not affect how the legal ownership of the cryptocurrency under custody is determined. The fact that a user cannot transfer, pledge or sell crypto to another party doesn’t impede the user from receiving all the economic benefits of controlling the cryptocurrency as they can sell at any time.

•The Company cannot execute transfers of cryptocurrency of users without instruction from the user.

•The User Agreement provides parameters and limitations on the Company’s activities, including the ability to pledge, loan or use the cryptocurrency of the user.

•The Company is not exposed to changes in the market value of the cryptocurrency that is in custody at the Company. The user is exposed to the risks and rewards of price movements related to the crypto.

Based on this evaluation, the Company concluded that it does not benefit or control other access.

Criterion (c) - The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

The deposit by a user to the Company’s wallet is purely for purposes of establishing a custodial relationship, not transferring any equitable interests in the cryptocurrency. The Company acts as a custodian of the cryptocurrency and the user is reflected as the holder and owner of the cryptocurrency on the Company’s books and records. Therefore, for purpose of (c) in the statement above, the transactions related to deposit and withdrawal of cryptocurrency do not provide the Company with the right to, or control of, benefits derived from the cryptocurrency. Additionally, there are no other transactions related to the cryptocurrency under custody outside the custodial services that involve the Company.

Based on the above considerations, the Company concluded that cryptocurrency held in custody does not meet the definition of an asset of the Company.

•Discuss if the customer is constrained from selling or pledging the cryptocurrencies which are held in custody;
Response: As discussed above, the user has the ability to sell cryptocurrencies under custody in exchange for cash at any time on the Robinhood platform. While users cannot currently withdraw or pledge their cryptocurrency holdings directly (due to technology limitations), they can obtain the benefit of the assets by selling cryptocurrencies under custody in exchange for cash. Because such limitation does not prevent the user from receiving the benefit of owning the assets in other ways, it does not affect how the legal ownership of the cryptocurrency under custody is determined. Based on the analysis above, the Company concluded that it does not benefit or control other access.

•Discuss if the customer is constrained in any way, or at any time, from transferring its cryptocurrency from the Company’s wallets to their own wallet;
Response: As discussed above, the user has the ability to sell cryptocurrencies under custody in exchange for cash at any time on the Robinhood platform. While users cannot transfer cryptocurrency to their own wallet, they can obtain the benefit of the assets by selling cryptocurrencies under custody in exchange for cash. Because such limitation does not prevent the user from receiving the benefit of owning the assets in other ways, it does not affect how the legal ownership of the cryptocurrency under custody is determined. This policy was structured to benefit users and protect them from any bad actors. Based on the analysis above, the Company concluded that it does not benefit or control other access.

•Discuss whether the terms and conditions of the Company’s contract with the customer, or state regulation, prevent the Company from directing the use of and obtaining substantially all of the remaining benefits from the cryptocurrency held in custody for customers; and
Response: As discussed above, the terms of the User Agreement, as well our Supervisory Agreement with New York Department of Financial Services (“NYDFS”), prevent the Company from directing the use of and obtaining substantially all of the remaining benefits from cryptocurrency held in custody.

The Company may only transfer digital assets under custody upon instruction from the user. The Company receives the digital assets on the related blockchain and maintains books and records regarding the beneficial owner of the digital assets. Only upon purchase or sale orders (or similar instructions) by users, could the Company receive or transfer digital assets in and out of its digital wallets, respectively.

•Discuss if the terms and conditions make it clear that you, or RHC, are not executing customer transactions.
Response: The User Agreement makes clear that RHC is not executing user transactions and is operating as an agent for the user. Section 1c) of the User Agreement states: “[The user] further understand[s] that RHC may receive activity-based rebates from Market Actors in relation to cryptocurrency transactions.” Additionally, section 1d) of the User Agreement notes that: “[The user] appoint[s] you as my agent for the purpose of carrying out my directions to you in accordance with the terms and conditions of this Agreement. You are authorized to open or close my RHC Account, place and withdraw orders, and take such other steps as are reasonable to carry out my directions. All transactions will be effected only on my order or the order of my authorized delegate, except as otherwise expressly described in this Agreement.”

Regarding user order executions, per section 3 f) of the User Agreement the user authorizes RHC to use its sole discretion in choosing the, “counterparty, broker (if any) and venue (if any) used for the execution of any order that [the user] places.” RHC does not execute user orders itself or ever directly sell cryptocurrency to users.

27.    Refer to your response to comment 30. Please revise to disclose your revenue recognition policies for Robinhood Gold, proxy rebates, and the ACATS fees, and include a clear description of what the proxy rebates and ACATS fees represent.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Revised Registration Statement.
Note 4 - Allowance for Credit Losses, page F-21
28.    We note that operations expenses, as disclosed on page F-10, includes the provision for credit losses primarily in connection with unrecoverable receivables due to fraudulent, unlawful or otherwise inappropriate customer behavior. Please revise to address the following:
•In regard to the accounts which have below zero balances at December 31, 2020 and March 31, 2021, disclose the amount of the allowance for credit losses recorded on these accounts at each of these respective dates; and
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-21 and F-50 of the Revised Registration Statement.
•Provide a discussion of your credit loss methodology used in the determination of your allowance for credit losses and ensure you provide the disclosures required by ASC 326, as applicable.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Revised Registration Statement.
Note 11 - Mezzanine Equity, Common Stock and Stockholders’Deficit
Share-Based Compensation, page F-32
29.    We note your revised disclosure in response to comment 48. Based on the information provided in your correspondence for the “Pre-2019 Transactions” as well as the 2019 Tender Offer, it is unclear as to the reasons and basis for the conclusion by the Company that a pattern of the cash settlement of immature shares and stock options was not established before the 2020 Tender Offer. Please provide us with a more detailed analysis supporting your accounting treatment and conclusion for the aforementioned transactions.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the level of Company involvement for each transaction, frequency of transactions and circumstances surrounding previous repurchases when determining if a pattern of cash settlement of immature shares and stock options had been established. The Company evaluated ASC 718-10-25-15, specifically the statement below to develop its policy related to potential substantive terms of cash settlement:

“Generally, the written terms provide the best evidence of the substantive terms of an award. However, an entity’s past practice may indicate that the substantive terms of an award differ from its written terms.”

ASC 718 requires companies to evaluate both the written terms of their stock-based compensation plans as well as the substantive terms of awards, if different than the written terms. A practice of repurchasing shares for cash before the grantee has been exposed to the risks and rewards of share ownership for a reasonable period of time may suggest that some or all shares or options are liabilities, even though cash settlement is not explicitly allowed or required by the plan. If a company establishes a pattern of cash settlement, the resulting reclassification from equity to liability is accounted for similar to a modification. Evaluating when a pattern has been established is judgment-based and requires an evaluation of all the facts and circumstances related to share repurchases.

In the Company’s case, each of the share purchases were undertaken by third party investors (both new and existing), not by the Company directly. During each tender offer transaction, the Company evaluated if it had developed a past practice of cash settlement as the Company’s equity compensation plan does not include written terms for cash settlement of stock options. Based on the analysis of each transaction highlighted below, the Company does not believe a past practice of the cash settlement of immature shares or stock options had been established prior to the 2020 Tender transaction. The 2017 Secondary was clearly different from the transactions in 2018 and 2019. While the 2018 and 2019 transaction were similar, the Company concluded that two transactions do not establish a clear past practice or pattern. However, as the 2020 Tender transaction was similar to the 2018 and 2019 transactions and was the third transaction of this kind, the Company believes that the 2020 Tender transaction established a pattern of contingent redemptions. That is, redemption through a tender only occurs in conjunction with a preferred round of financing when new or existing investors commit to purchasing employee shares.

Accordingly, upon initiation of the 2020 Tender, the Company applied modification accounting to the maximum number of immature shares and options that could have been redeemed under the tender offer. That is, once the contingency was met (new or existing investors participating in a preferred round of financing committed to purchase employee shares), the Company recorded a liability of $18.6 million and recognized $15.8 million as share-based compensation expense. Following the close of the 2020 Tender, the liability representing the fair value of the immature shares and options that were not redeemed in the tender were reclassified to equity as the employee’s option to cash settle the awards had expired. No liability is recorded because the Company determined that it is not probable that an additional preferred round of financing will occur. Because redemptions only occur in conjunction with a preferred round of financing, there is no liability to record until such time that another tender transaction becomes probable.

The following analyzes the transactions as described in our letter dated May 7, 2021 (our “May 7 Letter”), which set forth the Company’s responses to the Staff’s comments contained in the letter dated April 21, 2021, chronologically:

•2017 Secondary: The Company had minimal involvement or participation in this transaction, with its involvement generally limited to providing standard legal documents to the parties. The transaction was between a limited number of executives (seven individuals) and existing investors; it was not broad-based or available to all employees. The Company did not negotiate key terms, waive transfer restrictions or put any other requirements for participation in place. The Company notes that only a single individual in the 2017 Secondary, comprising 0.5% of the total shares transacted, sold immature shares and none exercised stock options as part of the transaction. In addition, the 2017 Secondary was not contemplated as part of a round of preferred financing in the Company. Based on the facts provided, the Company does not believe that the 2017 Secondary should be considered in the pattern that it later established related to contingent redemptions.

◦2018 Secondary and Tender: As mentioned in our May 7 Letter, although the secondary sale and tender offer completed in 2018 closed at different times due to logistics surrounding Tender communications to employees, the Company considers them as one transaction as they were contemplated and approved by the Company at the same time with the same terms. The 2018 Secondary and Tender was a broad-based transaction that was provided to all employees that met certain service and performance thresholds and ultimately thirty-one employees and executives participated in the transaction. The transaction had significant Company involvement, from identifying the purchasers, administering the tender offer, setting the requirements for participation and waiving transfer restrictions. The transaction was made in connection with a preferred financing round, as evidenced by inclusion in the stock purchase agreement of the preferred financing; however, the Company did not communicate to employees that future fundraising rounds would provide an opportunity for employees to sell shares. Due to the broad-based nature of the transaction and significant involvement of the Company, the Company determined at the time that this was the first instance of the company offering to employees the opportunity to cash settle immature shares or stock options on a broad basis. In the Company’s judgment, this was the first transaction of this kind and did not establish a pattern of cash settlement of immature shares.

◦2019 Tender: The 2019 Tender transaction, which was undertaken in conjunction with a preferred fundraising round, was substantially similar to the 2018 Secondary and Tender Offer. Again, the Company did not communicate that a future fundraising round would provide employees an opportunity to sell shares. The Company did not expect to administer another tender offer in connection with a future fundraising round and in fact did not make a tender offer as part of the subsequent Series F preferred financing round. However, the Company determined that this was the second transaction of this kind.

ASC 718 does not provide a quantitative threshold of determining when past practices are considered a pattern, however, the Company believes that two instances of cash settling immature shares and stock options does not establish a pattern or practice of cash settlement. The Company believes the absence of a Tender in connection with the subsequent Series F preferred financing in April 2020 supports this view. In the Company’s judgment, this transaction, when evaluated with the prior 2018 transaction, these two transactions did not establish a pattern of cash settlement of immature shares.

•2020 Tender: The 2020 Tender closed in November 2020. As the terms and level of Company involvement was similar to the 2018 and 2019 transactions, the 2020 Tender was considered the third transaction of this kind. As noted above, there is no quantitative threshold for determining when past practices are considered a pattern; however, the Company considered this third instance to be indicative of a pattern of contingent cash settlement. Given the past practice, the Company concluded that the substantive terms of the plan had been modified to include a contingent repurchase feature and applied modification accounting as described.

Should you have any questions or comments with respect to the Revised Registration Statement or this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
Marc Thomas
Hugh West
Division of Corporate Finance
Office of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

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Copies to:

Daniel Gallagher, Chief Legal Officer
Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
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